Exhibit 99.1

For Immediate Release

Bell Canada announces redemption price for Series M-37 debentures due June 2020

MONTRÉAL, May 21, 2019 – Bell Canada announced on May 14, 2019 that it would redeem effective on May 24, 2019 (the “Redemption Date”), prior to maturity, all of its outstanding $400 million principal amount of 3.54% Debentures, Series M-37, due June 12, 2020 (the “Series M-37 Debentures”). Today, Bell Canada has determined the redemption price payable for the Series M-37 Debentures according to the terms of such debentures.

The redemption price for the Series M-37 Debentures must be equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-37 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the Redemption Date. The “Canada Yield Price”, calculated today in accordance with the terms of the Series M-37 Debentures, is $1,014.021 per $1,000 of principal amount. Accordingly, the Series M-37 Debentures will be redeemed effective on the Redemption Date at a price equal to $1,014.021 per $1,000 of principal amount of debentures plus $15.809 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the Redemption Date.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca